ENCORE ENERGY PARTNERS LP
777 Main Street, Suite 1400
Fort Worth, Texas 76102
(817) 877-9955
September 7, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Roger Schwall
Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-142847) of Encore Energy Partners LP, a Delaware limited partnership (the “Partnership”)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Partnership hereby requests that the effective time of the above-referenced Registration Statement be accelerated so that the Registration Statement becomes effective on Monday, September 10, 2007, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.
     In connection with this request, the Partnership acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[Signature on following page]

Very truly yours, ENCORE ENERGY PARTNERS LP
By:	ENCORE ENERGY PARTNERS GP LLC, its general partner

By:	/s/ Robert C. Reeves
Robert C. Reeves Senior Vice President, Chief Financial Officer and Treasurer

cc:	Timothy Levenberg Carmen Moncada-Terry Securities and Exchange Commission

Lehman Brothers
September 7, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Encore Energy Partners LP
Registration Statement on Form S-1 (File No. 333-142847)
Ladies and Gentlemen:
     As underwriters of the Company’s proposed public offering of up to 10,350,000 common units, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (NYT) on September 10, 2007, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated September 4, 2007, through the date hereof:
     Preliminary Prospectus dated September 4, 2007:
     17,716 copies to prospective Underwriters, institutional investors, dealers and others
     The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

UBS SECURITIES LLC
LEHMAN BROTHERS INC.
As Representatives of the several Underwriters

By:	LEHMAN BROTHERS INC.

By:	/s/ Victoria Hale

Victoria Hale
Vice President